

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 25, 2010

Jonathan Medved
Chief Executive Officer
Vringo, Inc.
18 East 16th Street, 7th Floor
New York, NY 10003

> **Re:** **Vringo, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2010**
> **File No. 333-164575**

Dear Mr. Medved:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been

cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments. Please note that any comments on your confidential treatment request with respect to Exhibits 10.6, 10.7, 10.8 and 10.9 will follow under a separate cover.

Prospectus Cover Page

4.   Please disclose the unit purchase option to be granted to the underwriter on the prospectus cover page.

Table of Contents Page

5.   We note your disclose in the second paragraph following the table of contents regarding statistical data, market data and other industry data and forecasts. As you are responsible for the accuracy and completeness of your prospectus disclosure, remove your statement that "we do not make any representation as to the accuracy of the information."

Prospectus Summary, page 1

Our Business, page 1

6.   We note several references in the summary and elsewhere in the prospectus to third-party market research. For example, we note references to Multimedia Intelligence, Juniper Research, Ipsos MediaCT and Pyramid Research. These are just examples. Please provide us marked copies of such research, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been specifically prepared for this filing, file a consent from the party. Also provide us with copies of the Washington Post and New York Times Supplement references in Mr. Medved's biography.

7.   We note you disclose data regarding various mobile markets. Please clarify that your market is a subset of these markets and disclose any data regarding your markets (i.e., video ringtones, and the markets in Turkey, Malaysia, Armenia and the United Arab Emirates).

8.   Disclose at the beginning of your summary section that you are a development stage company, have generated only $36,000 in revenues since inception (which

consisted of a one time setup fee and monthly revenue guarantees from your carrier partner in Armenia in the third quarter of 2009), have a history of losses since inception (quantifying the losses for the last fiscal year and most recent interim period) and that your auditors have provided a going concern opinion (explaining what this means).

9.   Where you disclose that you have filed 23 patent applications, also disclose that no patents have been issued.

10.   We note that you disclose total subscriber numbers for the four mobile carriers that are currently offering your commercial service. Please disclose the number of such subscribers that that have actually subscribed to your product to date. Also disclose when you launched commercial service with these carriers.

11.   Please disclose the basis for your belief that your library of over 4,000 video ringtones is one of the largest in the world.

The Offering, page 9

12.   Please also disclose the exercise prices, or a weighted average exercise price, for the 788,010 additional warrants issued in connection with the bridge financing with exercise prices ranging from $0.01 to $3.75.

13.   Your disclosure appears to reflect the expiration of 1,201,471 warrants issued in connection with Series B Financing based upon the assumption of the successful completion of an equity fundraise of at least $10 million. Please revise your disclosure on page 10 to disclose this assumption.

Risk Factors, page 12

We are a development stage company with no significant sources of income…, page 12

14.   Please highlight your auditors' going concern opinions in this risk factor caption as well as the fact that the continuation of your business is dependent upon raising additional financing.

We have not been subject to Sarbanes-Oxley regulations . . ., page 15

15.   We note your disclosure that you will be required to include a management assessment of internal controls over financial reporting in your annual report for your fiscal year ending December 31, 2011. However, you also disclose that "in the following year" you will be required to include an auditor attestation. Please refer to Regulation S-K Item 308T and revise to indicate that the auditor attestation will also be required in your annual report for your fiscal year ending December 31, 2011.

<u>Our outstanding options and warrants . . ., page 18</u>

16.   Please clarify that many of the options and warrants that will be outstanding
        following this offering have exercise prices that are below, and in some cases
        significantly below, the mid-point of the IPO price range. To provide context,
        disclose the exercise prices, or weighted average exercise prices, of the options
        and warrants that will be outstanding following this offering.

<u>Future sales of our shares of common stock . . ., page 19</u>

17.   Please revise the disclosure under this risk factor to also account for shares
        underlying options and warrants that will be exercisable following the offering.
        Similarly revise the Shares Eligible for Future Sale section on page 75.

<u>If we cannot satisfy, or continue to satisfy, the NASDAQ Capital Market's listing
requirements . . ., page 20</u>

18.   Please discuss more specifically the risks that you will not be able to meet the
        initial listing requirements of the NASDAQ Capital Market.

<u>Cautionary Note Regarding Forward-Looking Statements, page 23</u>

19.   Please delete the reference to the Private Securities Litigation Reform Act of 1995
        since the safe harbor provided by the Act is not applicable to your company or
        this offering. Refer to Section 27A of the Securities Act of 1933.

<u>Dilution, page 28</u>

20.   Refer to the table appearing at the top of page 28. The average price per share for
        the total number of outstanding shares should be calculated as the total
        consideration divided by the total shares.

21.   You state in your disclosure that as of September 30, 2009 there were 3,782,794
        "management options" outstanding and a total of 8,693,610 warrants outstanding.
        These amounts appear to include options and warrants that you explain elsewhere
        in your filing are not to be issued until the consummation of the offering (i.e.,
        warrants and options to be issued upon the conversion of Bridge Notes and to
        management in connection with the offering). Refer to your discussion of options
        outstanding on page 71, for example, where you state that as of the date of the
        filing (January 28, 2010) options to issue 1,968,124 shares were outstanding.
        Your discussion under the heading "description of securities" on page 69 also
        provides amounts as of the date of the prospectus that appear to include issuances
        that you state will occur at the consummation of the offering. Please revise your
        disclosures throughout your filing to clarify whether the warrants and options

Jonathan Medved
Vringo, Inc.
February 25, 2010
Page 5

have been issued, or are to be issued upon the consummation of the offering and correct the number of options and warrants outstanding, as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Revenue, page 31

22.   We note from your disclosure on pages 13 and 14 that you anticipate difficulty in collecting amounts billed to customers as well as amounts due from partners, in light of this fact, please tell us how you determined that revenues should be recognized when "the transaction has been successfully processed" or "upon receipt of customer acceptance", as noted in your policy disclosure on page 31. Address your consideration of the collectability criteria discussed in ASC 605-10-S99.

23.   We also note from your discussion of revenue on page 33 that the company recognized $36 thousand in revenues during the three months ended September 30, 2009 from the one-time fee related to customer acceptance of the setting up of the service and three months of the monthly guarantee. Please tell us and disclose how much of this fee relates to set up of service and how much relates to the monthly guarantee. Discuss any performance obligations (i.e., the need to host site, maintain licenses, update library) associated with the set up of service and/or the monthly service and specify to which the obligation relates. Also tell us how you accounted for each of these sources of revenue, separately, and how you determined the appropriate accounting treatment, particularly with regard to separability. Include reference to authoritative literature used as guidance. With respect to the one-time fee, specifically provide your consideration of SAB Topic 13.A.3.f. "Nonrefundable up-front fees" or 13.A.4.a. "Refundable fees for services" if the fee is refundable.

Results of Operations, page 33

24.   Based on the allocation of proceeds set forth in the Use of Proceeds section of your prospectus, it appears that you expect a substantial increase in most categories of expenses following the IPO. Please provide a more detailed discussion of these expected increases in each category and how they might materially impact your business.

Liquidity and Capital Resources, page 38

25.   We note that you have disclosed under the heading "Future operations" that you believe you have sufficient cash as a result of this offering to fund your needs for at least the next twelve months. Please provide a more detailed assessment of the company's plans and ability to meet its long-term liquidity needs. Discuss your

expectations with respect to how long the proceeds of this offering might sustain the company. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

26.   Here and elsewhere in your filing you describe the May 2006 issuance of 2,353,887 shares of Series A Preferred Stock for $2.35 million. However, in your disclosure on page 31 you state that you issued 588 shares. We note that you later granted a stock dividend that resulted in the issuance of an additional 2,353,299 shares. Please revise your disclosure to clarify.

Contractual Obligations, page 40

27.   In your risk factor disclosure on page 13, you disclose that content licensing agreements may require you to make significant minimum payments. Please identify any such material payment amounts and discuss any contractual terms relevant to an understanding of the potential variability in timing and amount of such payments.

Business, page 42

28.   For each of your four mobile carrier agreements and your agreement with Hungama in India, please disclose the material obligations and responsibilities of each party under the agreements. Also disclose the durations of the agreements. With respect to the Hungama agreement, please discuss when you expect to be able to sell content and services in India pursuant to that agreement.

Our Products, page 44

29.   We note that Windows Mobile, Blackberry and Android operating systems do not natively support video ringtones, but your development team has enabled your application to work on these devices. Please discuss whether, as a result of this circumstance, there is any increased risk that you will not be able to maintain your services on these operating systems in the future.

Content, page 51

30.   Please explain in more detail what content will be available as part of your subscription service and what content will be sold as premium content. In addition, explain whether your license agreements allow you to provide licensed content as part of your subscription service without paying any additional fees to the content owners.

Management, page 54

31.   Please note that, in order for your registration statement to be declared effective
        on or after February 28, 2010, you will be required to include the disclosure
        required by Item 401 of Regulation S-K, as amended on December 16, 2009.
        Among other changes to Item 401, pursuant to Item 401(e) you are required to
        discuss for each director the experience, qualifications, attributes or skills that led
        to the conclusion that the person should serve as a director.

32.   Please describe in more detail the nature of your relationship with the advisory
        board and explain the obligations of advisory board members to your company.

Director Independence, page 58

33.   Identify each director that is independent. Also disclose whether any directors
        that are or will be members of the compensation, audit or nominating committees
        will not be independent under the standards applicable to those committees.
        Refer to Item 407(a) of Regulation S-K.

Executive Compensation, page 59

34.   In your next amendment filed after February 28, 2010, please disclose in your
        Summary Compensation Table and Director Compensation Table the grant date
        fair value of equity awards, rather than compensation expense, in accordance with
        Item 402 of Regulation S-K, as amended on December 16, 2009.

35.   If you will be implementing a reverse stock split prior to effectiveness of the
        registration statement, please revise your Outstanding Equity Awards at 2009
        Fiscal Year End table to reflect the reverse stock split.

36.   In the footnotes to the Outstanding Equity Awards at 2009 Fiscal Year End table,
        please disclose the vesting dates for the options listed in the table. Although you
        disclose the general vesting schedule in footnote (1), investors will be unable to
        determine the vesting dates without disclosure of the vesting commencement
        dates. Refer to Instruction 2 to Item 402(p)(2) of Regulation S-K.

Principal Stockholders, page 66

37.   Please confirm that the As Adjusted for the Offering column includes, for each
        person or category of persons, all options or warrants that will be exercisable
        within 60 days from the completion of the offering. For example, confirm that it
        takes into account the approximately 3.8 million options to be issued to
        management in connection with the offering and, if appropriate, the effect of any
        bridge warrants currently outstanding or to be outstanding upon conversion of the

Bridge Notes. In addition, please include footnote disclosure identifying the amounts included due to options or warrants.

Certain Relationships and Related Party Transactions, page 68

38.   You disclose on page 70 that each share of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock is convertible into one share of common stock. Please describe how the conversion ratio was determined in connection with the December 29, 2009 agreements for the Series A and Series B Convertible Preferred Stock to be converted into 451,161 and 1,018,069 shares of common stock, respectively. In addition, file the December 29, 2009 agreements as exhibits.

Description of Securities, page 69

39.   We note from your discussion in Note 8 on page F-14 that warrants to purchase 151,602 shares of Series B convertible preferred stock were issued on September 24, 2008 in connection with the SVB/Gold Hill venture loan. You do not appear to include these warrants in your discussion. Please clarify whether these warrants remain outstanding and revise your disclosure to discuss these warrants. To the extent that they remain outstanding, please include an explanation of how these warrants will be affected by the 1 for 6 reverse stock split and/or the offering.

Bridge Notes, page 71

40.   In Note 16, paragraph (d), on page F-24 there is a reference to the fact that the warrants to be issued upon conversion of the Bridge Note will be different from the IPO warrants due to additional features with respect to fundamental transactions, cashless exercise, ownership limitations and dilution. Please describe these features and any similar features in other outstanding warrants here.

Underwriting, page 77

Lock-Ups, page 78

41.   Describe briefly the factors that Maxim Group would consider in determining whether to consent to release of the lock-up agreements that your officers, directors and existing stockholders are subject to.

Financial Statements

42.   Please update the financial information included in your filing in accordance with the requirements of Rule 8-02 of Regulation S-X.

(e) Warrants, page F-18

43.   The 120,000 warrants issued as a donation do not appear to be included within
        your calculations of warrants outstanding, and based on your discussion of
        options outstanding on page 71, may be included within your accounts of options
        outstanding. Please revise your disclosure to clarify.

Note 4 – Shareholder's Equity, page F-34

44.   In the next amendment revise your stock option footnote to disclose the following
        information for equity instruments issued during the 12 months prior to the date
        of the most recent balance sheet included in the registration statement:

        • For each grant date, the number of warrants/options or shares granted, the
          exercise price, the fair value of the common stock, and the intrinsic value,
          if any, per option (the number of options may be aggregated by month and
          the information presented as weighted average per-share amounts).
        • Whether the valuation used to determine the fair value of the common
          stock was contemporaneous or retrospective.

45.   Also tell us whether management received assistance from an outside expert in
        valuing stock based compensation. If so, please tell us the extent and nature of
        this assistance, and if the valuation specialist was a related party, disclose a
        statement to that fact. If you did not use a contemporaneous valuation performed
        by an unrelated valuation specialist to value your stock based compensation,
        please revise MD&A to disclose the following:

        • A discussion of the significant factors, assumptions, and methodologies
          used in determining fair value
        • A discussion of each significant factor contributing to the difference
          between the (assumed) fair value of common stock as of the date of each
          grant and the estimated IPO price
        • The valuation alternative selected and the reason management chose not to
          obtain a contemporaneous valuation by an unrelated valuation specialist.

Note 8 – Subsequent Events, page F-35

46.   Please update the disclosure in Note 8(h) and clarify the transaction that you are
        referencing in this note. Also, explain to us how you have accounted for the
        bridge financing, and the related warrant issuances.

Alternate Pages for Selling Securityholder Prospectus, page SS-1

47.   In the Explanatory Note at the beginning of the registrant statement, please
        indicate which sections of the IPO prospectus will be deleted and/or replaced by
        the alternate pages.

48.   Please include in your selling securityholder prospectus a concise description of
        exactly which shares are being registered. Describe each overlying security, its
        applicable conversion features and terms and any assumptions made in calculating
        the number of shares to be registered. Also describe your obligations to the
        selling securityholders to register the shares in connection with the IPO and any
        material consequences for breach.

Selling Shareholder Prospectus Cover Page

49.   Please disclose on the selling securityholder prospectus cover page that no sales
        will occur pursuant to this prospectus prior to the time when the common stock is
        listed and trading separately on the Nasdaq Capital Market. If you intend for this
        prospectus to cover any potential sales prior to such time, please disclose a fixed
        selling price (or a range in accordance with Rule 430A) for all sales that may
        occur prior to that time.

Selling Securityholders, page SS-3

50.   We note that substantially all of the shares are subject to a lock-up agreement for
        six months following the effective date of this registration statement. Describe
        briefly the factors that Maxim Group would consider in determining whether to
        consent to release of the lock-up agreements. Please also disclose the various
        stock price thresholds and how many securities can be sold at each threshold.

        In addition, we are unable to locate the lock-up agreement applicable to the shares
        to be offered (i.e., the common stock to be issued upon automatic conversion of
        the Bridge Notes, the common stock to be issued upon exercise of warrants to be
        issued upon automatic conversion of the Bridge Notes, and the common stock to
        be issued upon exercise of the Special Bridge Warrants). Please tell us where
        these agreements are filed. If they are contained in a form of purchase agreement
        or similar with respect to the Bridge Financing, please file that agreement.

51.   We note that certain related parties are selling security holders. Please disclose
        this in the related party transactions section of the prospectus and disclose the
        participation of these individuals in the Bridge Financing.

52.   Please include the dealer prospectus delivery legend on the back of the selling
        securityholder prospectus as required by Regulation S-K Item 502(b).

Part II. Information Not Required In Prospectus

Item 17. Undertakings, page II-4

53.   Please include the undertakings required by Regulation S-K Item 512(f) and (i).

Exhibit Index

54.   We note the cautionary language preceding your Exhibit Index. Please make the following changes to the second sentence of this paragraph in order to further clarify to investors the historical nature of the representations and warranties: in the introductory language, change "have been made" to "were made"; in clause (i) of the second sentence, change "should not be treated" to "were not intended to be treated"; and in clause (ii) of the second sentence, change "have been qualified" to "were qualified".

55.   Please file as exhibits the underwriter unit purchase option and the form of warrant agreement for the warrants that are part of those units.

56.   Please file as an exhibit a form of the management option agreements related to the approximately 3.8 million options to be granted in connection with this offering.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Jonathan Medved
Vringo, Inc.
February 25, 2010
Page 12

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Via facsimile: (212) 370-7889